MANAGEMENT'S DISCUSSION AND ANALYSIS

For the quarter ended
March 31, 2026

AYA GOLD & SILVER INC.

GOLD & SILVER

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Management’s Discussion and Analysis (“MD&A”) of the operations, results, and financial position of Aya Gold & Silver Inc. (the “Corporation” or "Aya"), dated May 13, 2026, covers the three-month period ("Q1-2026" or the "Quarter"). This MD&A is prepared by management and should be read in conjunction with the Corporation’s Unaudited Condensed Interim Consolidated Financial Statements (“FS”) and related notes for the three-month periods ended March 31, 2026 and 2025. The Corporation uses certain non-GAAP financial measures in this MD&A as described under “Non-GAAP Measures".
The Corporation’s March 31, 2026 FS and the related financial information contained in this MD&A have been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting" of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), unless otherwise stated. All amounts are stated in thousands of United States dollars (“US”), except for share and per share amounts, or unless otherwise indicated. References to “C$” are to the Canadian dollar while “MAD” refers to the Moroccan Dirham.
This MD&A contains forward-looking information that is subject to risk factors set out in a cautionary note in this MD&A under “Cautionary Note Regarding Forward-Looking Information”. All information contained in the FS and this MD&A has been reviewed by the Audit Committee and approved by the Corporation’s Board of Directors. This MD&A is current as of May 13, 2026 unless otherwise stated.
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Business Overview

General Information
Aya is a Canadian-based precious metals mining corporation active across the full mining lifecycle; from discovery and development through to production. The Corporation operates in Morocco.
Aya’s flagship asset is the Zgounder Silver Mine, recognized for its rare, high-grade silver mineralization. The mine is located along the Anti-Atlas fault, one of North Africa’s most geologically rich and underexplored regions, known for hosting world-class silver, gold, and base metal deposits. Aya also owns an 85% interest in the Boumadine polymetallic project, which is currently in the development evaluation phase, with a Preliminary Economic Assessment ("PEA") completed and feasibility study work underway.
Aya is incorporated under the Canada Business Corporations Act; its financial year-end is December 31, and its common shares trade on the Toronto Stock Exchange and the Nasdaq Stock Market under the symbol “AYA”. Aya’s issued and outstanding share capital totals 143,349,749 common shares on May 13, 2026.
Geographic Overview
•The Zgounder mining permit covers 16 km², while the 23 mining and exploration permits within the Zgounder Regional area encompass an additional 362km2, bringing the total package at and around Zgounder to 378 km².
•Boumadine’s exploration portfolio includes 31 permits and licenses totaling 341 km², including a 32 km² mining license that forms the basis of the PEA. The project also benefits from an additional 600 km² of exploration authorization.
For details and history of permitting please refer to the Corporation's latest Annual Information Form available on SEDAR+ and EDGAR.
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Zgounder Silver Mine
Located in Morocco’s central Anti-Atlas Mountains, the wholly owned Zgounder Mine is a rare, silver-only operation that differentiates Aya from producers that recover silver primarily as a by-product. The mine is supported by proven and probable mineral reserves of 73 million ounces (“Moz”) of silver.
Commercial Operations
Following a major expansion completed in 2024, the Zgounder Silver Mine achieved commercial production in late December 2024 and completed its ramp-up during 2025. The updated mine plan released in Q4-2025 extends the operation’s life to 2036, supporting an average annual production profile of approximately 6 Moz of silver over the life of mine (“LOM”). Mining is conducted using a combination of open-pit and underground mining methods. The expansion included new mine development, plant, tailings, water storage facilities, and infrastructure improvements. Silver is produced through cyanide leaching and refined into doré bars. All of the revenue from the Zgounder Mine is derived from the production and sale of silver, which is refined in Switzerland and sold on a regular basis at prevailing market prices.
Near-Mine and Regional Exploration
Exploration is a core part of Aya’s growth strategy, focused on expanding its resource base, advancing priority targets, testing new prospective zones, guiding future development decisions, and enhancing overall geological understanding of the project area. The 2026 exploration program is targeting 30,000 metres of Diamond Drill Holes ("DDH").
Technical Report and Mineral Reserves and Resources
An updated National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") technical report with an effective date of September 30, 2025, was released on December 15, 2025. The report is based on a Mineral Resource Estimate for Zgounder as of June 30, 2025, and a Mineral Reserve Estimate as of September 30, 2025. Additional details are provided in the "Development and Exploration" section.
Boumadine Polymetallic Project
Located in the Anti-Atlas region of eastern Morocco, Boumadine is a polymetallic gold-silver-zinc-lead system owned 85% by Aya and 15% by National Office of Hydrocarbons and Mines ("ONHYM"). The Boumadine project is Aya’s most advanced development-stage asset and a key pillar of its long-term growth strategy in Morocco. The project hosts a substantial mineral resource and an extensive mineralized footprint. The Boumadine PEA contemplates a combined open-pit and underground mining operation with a processing capacity of approximately 2.9 million tonnes per year. The project is expected to produce three marketable concentrates (zinc, lead, and pyrite), with revenue largely derived from precious metals. Boumadine benefits from year-round access and existing regional infrastructure, which would require enhancements to support full-scale operations. Feasibility study work is currently underway to advance development planning and optimize the project’s economics. Refer to the "Boumadine Preliminary Assessment" section.
Aya initiated the reclaiming and commercialization of a historical pyrite stockpile at Boumadine in Q4-2025. This legacy flotation by-product contains approximately 2.30 g/t Au and 144 g/t Ag and is expected to yield approximately 2.5 million silver-equivalent ounces. Announced on November 19, 2025, the initiative is expected to last approximately 20 to 24 months from that date. The program is designed to generate near-term cash flow, demonstrate the marketability of Boumadine’s gold- and silver-rich pyrite concentrate, and align with Aya’s commitment to responsible environmental management.
Exploration
Since 2022, Aya has completed 395,882 metres ("m") of drilling at Boumadine, significantly advancing the geological model. The 2026 exploration program is targeting 200,000 m, including infill drilling (180,000 m – representing half of the planned two-year 360,000 m program) to convert inferred resources to the indicated and measured categories, as well as expanding the resource at depth and along strike. The program also includes 20,000 m of regional exploration drilling on new targets and to follow-up on the Asirem structures discovered in 2025.
Technical Report and Mineral Resource Estimate

An updated NI 43-101 technical report incorporating the results of the Boumadine PEA with an effective date of November 4, 2025 was filed on SEDAR+ and EDGAR on December 18, 2025. The report is based on a Mineral Resource Estimate for Boumadine as of February 24, 2025. Additional details are provided in the "Development and Exploration" section.
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Q1-2026 Highlights

	Q1-2026	Q4-2025	Change Q1 vs Q4	Q1-2025	Change Q1 vs Q1
Operational Zgounder
Ore Mined (tonnes)	411,766	385,216	7%	194,661	112%
Average Grade Mined (g/t Ag)	135	130	4%	151	(11)%
Ore Processed (tonnes)	326,949	349,242	(6)%	249,743	31%
Average Grade Processed (g/t Ag)	140	134	4%	163	(14)%
Combined Mill Recovery (%)	89.4%	91.2%	(1.8)%	82.4%	6.9%
Milling Operations (tpd)	3,633	3,796	(4)%	2,775	31%
Silver Equivalent Produced (oz)	1,265,012	1,371,300	(8)%	1,068,652	18%
Silver Equivalent Sold (oz)	1,375,930	1,234,551	11%	1,061,565	30%
Cash Costs per Silver Equivalent Ounce Sold[1]	18.64	20.50	(9)%	18.93	(2)%
Production Cost per Tonne[1]	80	84	(5)%	121	(34)%
Boumadine Reclaim Operations
Ore Processed (tonnes)	21,814	13,498	62%	-	NM
Average Grade Processed (g/t Ag)	181	192	(5)%	-	NM
Average Grade Processed (g/t Au)	2.50	2.87	(13)%	-	NM
Silver Produced (oz)	127,406	83,480	53%	-	NM
Gold Produced (oz)	1,757	1,245	41%	-	NM
Silver Equivalent Produced (oz)	227,802	172,129	32%	-	NM
Silver Equivalent Sold (oz)	50,431	55,471	(9)%	-	NM
Cash Costs per Silver Equivalent Ounce Sold[1,2]	11.86	6.59	80%	-	NM
Consolidated Zgounder and Boumadine
Silver Equivalent Produced Consolidated (oz)	1,492,814	1,543,429	(3)%	1,068,652	40%
Silver Equivalent Sold Consolidated (oz) (A)	1,426,361	1,290,023	11%	1,061,565	34%
Average Net Realized Silver Equivalent ($/oz) (B/A)	82.22	58.39	41%	31.87	158%
Cash Costs per Silver Equivalent Ounce Sold[1,2]	18.40	19.91	(8)%	18.93	(3)%
Financial
Revenues (B)	117,274	75,320	56%	33,831	247%
Cost of Sales	33,515	32,706	2%	23,584	42%
Gross Profit	83,759	42,614	97%	10,247	717%
Operating Income	77,585	36,354	113%	3,328	2,231%
Income before Income Taxes	76,290	32,799	133%	10,664	615%
Net Income	48,533	18,287	165%	6,930	600%
Operating Cash Flow	70,175	33,854	107%	7,926	785%
Cash and cash equivalents	171,670	136,322	26%	18,319	837%
Total Assets	658,387	631,733	4%	418,953	57%
Total Non-Current Financial Liabilities	71,138	84,615	(16)%	84,600	(16)%
Working Capital[3]	141,379	112,400	26%	1,752	7,970%
EPS
Income Per Share (EPS) - Basic	0.34	0.13	162%	0.05	580%
Income Per Share (EPS) - Diluted	0.33	0.12	175%	0.05	560%
NM – Not Meaningful
1 Non-GAAP Measures, refer to page 25.
2 Cash costs per AgEq ounce sold at Boumadine were negatively impacted by changes in the gold-to-silver ratio during the quarter. As commodity prices increased, the gold-to-silver ratio compressed, reducing reported AgEq ounces and increasing unit costs on an AgEq basis. The Corporation’s AgEq ounces for 2026 guidance at Boumadine are calculated using an 80:1 Au:Ag ratio and assumed commodity prices of $50.00/oz silver and $4,000/oz gold, compared to an average realized ratio of approximately 57:1 during Q1-2026. Had the 80:1 ratio been applied during Q1-2026, reported AgEq production would have been approximately 40,167 ounces higher. This had no impact on Zgounder cash costs per AgEq ounce sold, as Zgounder production is entirely comprised of silver.
3 Non-GAAP Measures, consisting of current assets of $256,947 less current liabilities of $115,568 (December 31, 2025, current assets of $232,450 less current liabilities of $120,050 and March 31, 2025, current assets of $73,268 less current liabilities of $71,516).
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Q1-2026 Operational Highlights:
•Consolidated silver equivalent production of 1,492,814 oz including 227,802 oz from Boumadine; a 40% increase compared to Q1-2025, supported by fully ramped operations at Zgounder. Consolidated production was down 3% compared to Q4-2025.
Zgounder Silver Mine
•Silver production of 1,265,012 oz, an increase of 18% from Q1-2025. Silver production was down 8% compared to Q4-2025 due to weather-related disruptions that impacted process recovery and throughput.
•Mill feed grade of 140 g/t Ag, representing a decrease of 14% compared to Q1-2025 and an increase of 4% compared to Q4-2025.
•Processed 326,949 tonnes (3,633 tpd) slightly below expectations due to weather-related disruptions; 89.4% mill recovery and 99% plant availability.
•Mined 411,766 tonnes (4,575 tpd) at 135 g/t Ag, compared to 194,661 tonnes (2,163 tpd) in Q1-2025 and 385,216 tonnes (4,187 tpd) in Q4-2025, with tonnage increasing both year-over-year and sequentially. Grade was down 14% year-over-year and up 4% versus Q4-2025.
•Underground development and stope sequencing supported an average mining rate of 1,608 tpd at 140 g/t Ag, while open-pit operations reached a record mining rate of 2,967 tpd of ore at 132 g/t Ag with a strip ratio of 9.
Boumadine Pyrite Reclaim
•21,814 tonnes were reclaimed from the pyrite historical stockpiles at a grade of 2.50 g/t Au and 181 g/t Ag.
•227,802 silver equivalent ounces were produced at a Ag/Au ratio of 57:14, up 32% compared to Q4-2025, the period in which production began.
Exploration
•Exploration drilling of 42,827m at Boumadine, 5,838m at Zgounder.
Q1-2026 Financial Highlights:
•Revenue of $117,274, up 247% from Q1-2025, and up 56% from Q4-2025, reflecting average net realized silver equivalent prices of $82.22/oz (Q1-2026), $31.87/oz (Q1-2025) and 58.39/oz (Q4-2025).
•Cost of sales of $33,515 with a cash cost per silver equivalent oz sold5 of $18.40 down 3% from Q1-2025, and down from 8% from Q4-2025. Lower cash cost were primarily driven by lower strip ratio than planned. Heavy rainfall and tailings storage facility construction temporarily reduced open-pit mining rates, resulting in a greater focus on ore-rich zones and, consequently, a lower strip ratio and reduced unit costs.
•Gross profit of $83,759 up from gross profit of $10,247 in Q1-2025 and up from gross profit of $42,614 in Q4-2025.
•Net income of $48,533 (diluted EPS of $0.33), compared to net income of $6,930 (diluted EPS of $0.05) in Q1-2025. This compares to 18,287 (diluted EPS of 0.12) in Q4-2025.
•Cash flow from operations of $70,175 compared to $7,926 in Q1-2025 and 33,854 in Q4-2025.

4 Cash costs per AgEq ounce sold at Boumadine were negatively impacted by changes in the gold-to-silver ratio during the quarter. As commodity prices increased, the gold-to-silver ratio compressed, reducing reported AgEq ounces and increasing unit costs on an AgEq basis. The Corporation’s AgEq ounces for 2026 guidance at Boumadine are calculated using an 80:1 Au:Ag ratio and assumed commodity prices of $50.00/oz silver and $4,000/oz gold, compared to an average realized ratio of approximately 57:1 during Q1-2026. Had the 80:1 ratio been applied during Q1-2026, reported AgEq production would have been approximately 40,167 ounces higher. This had no impact on Zgounder cash costs per AgEq ounce sold, as Zgounder production is entirely comprised of silver.
5 Non-GAAP Measures, refer to page 25.
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Silver Equivalent Production Chart

SILVER EQUIVALENT PRODUCTION IN OZ
2,000,000
1,500,000
1,000,000
500,000
0
432,667
355,927
491,310
1,068,652
1,042,317
1,346,882
1,543,429
1,492,814
Q2-2024
Q3-2024
Q4-2024
Q1-2025
Q2-2025
Q3-2025
Q4-2025
Q1-2026
Zgounder
Boumadine

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Operating Results

Q1-2026 Zgounder Silver Mine Operations
In Q1-2026, 326,949 tonnes of ore were processed. Mill availability for the quarter was 99% with an average processed grade of 140 g/t Ag. Through the quarter, milling rate was affected by intense rain and snow. The inclement weather resulted in the crushing circuit requiring multiple daily cleanings, which resulted in lower milling throughput. Recovery was 89.4%, impacted by mill instability during the winter months but remained within a nominal range. Daily throughput averaged 3,633 tpd, producing 1,265,012 oz of silver during the quarter. To increase crushing capacity, a temporary crushing contractor was mobilized in March and improved crushing rates are expected in Q2-2026. The addition of an extra crushing unit within the existing crushing circuit is currently under evaluation to support higher processing rates.
The total mining rate for the quarter reached a record average of 4,575 tpd, for a total of 411,766 tonnes of ore mined, at a grade of 135 g/t Ag. Both underground and open pit mining reached record mining rates.
In Q1-2026, 267,014 tonnes (2,967 tpd) of ore were mined from the open pit at an average grade of 132 g/t Ag and a strip ratio of 9. Underground, 144,752 tonnes (1,608 tpd) were mined at an average grade of 140 g/t Ag.
At the end of the quarter, the stockpile stood at 280,824 tonnes of ore at an average grade of 116 g/t Ag, increasing compared to the previous quarter.
During the quarter, a portion of the open pit waste is being used to build phase two of the Tailings Storage Facility ("TSF"). This is expected to continue into Q3-2026. Due to the increased waste hauling distance, the open pit material movement rate is reduced. The construction of the phase two tailings storage facility is expected to be completed in early Q3-2026, after which the open pit production profile will revert to nominal operation. Snow, rain, and TSF construction resulted in lower strip ratio as the mining team focused on ore rich zones considering lower waste haulage rate. The strip ratio is expected to increase in the next quarters to converge to the mine plan ratio for the year of 16.
During the next quarters, underground development is expected to accelerate with the development of sub levels (1925 to 1800), to liberate upper levels (2050-1975) that will be mined through open pit operations.
Figure 1 - Zgounder Open Pit
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Capital Projects
Works for key surface infrastructure supporting the "Super Pit" project (including electricity, cement plant, emergency underground raise and main fans) were completed in 2025 to accommodate the expanded open pit footprint. Additional pushback activities are planned later in the year as part of the ongoing development of the pit. The Super Pit is now in full operation and fully integrated in production.
The site services team is focused on advancing Phase two of the TSF, which remains on schedule for completion in Q3-2026. As of March 31st 2026, the project was approximately 35% complete, progressing on time and budget, with construction activities accelerating. Other ongoing capital projects include the installation of an ore sorter aimed at increasing the grade of marginal ore stockpiles. The ore sorter is expected to be commissioned in Q4-2026.
Underground development is progressing, with new, deeper levels being opened. The ramp is now at the 1800 level. A new ventilation raise connecting level 1925 to 1825 is now completed and commissioned. The decline design for all lower levels was completed and will reach the 1600 level in the coming years. Underground mine development is now focused on levels below 1900. An extension on the 1825 level is under development to support exploration efforts west of the Zgounder river.
Q1-2026 Boumadine Reclaim Operations
In late 2025, Aya commenced the reclaiming and sale of its historical pyrite stockpile at the Boumadine project. During Q1-2026, a total of 21,814 tonnes were reclaimed and crushed, at grades of 181 g/t Ag and 2.50 g/t Au. A total of 1,757 oz of gold and 127,406 oz of silver was recovered, representing 227,802 oz of silver equivalent6 for Q1-2026.
At the end of Q1-2026, crushed inventory stood at 290,898 oz AgEq equivalent, located across Boumadine, Fez, Tangier and Casablanca, awaiting shipment. Heavy rainfall and flooding in northern Morocco closed ports and slowed shipping during the quarter. Pyrite transport is expected to accelerate in Q2-2026 and reach steady state in H2-2026.
This initiative is expected to last 20-24 months from the start of operations. The overall Boumadine Polymetallic Project remains at the exploration and evaluation stage and is not in commercial production.

Development and Exploration

Aya is advancing a comprehensive 2026 exploration and development program at Zgounder and Boumadine, targeting approximately 30,000 metres of drilling at Zgounder and 200,000 metres at Boumadine to expand the resource base and support long-term growth. Activities include near-mine and regional exploration at Zgounder, as well as an extensive drilling and technical program at Boumadine to advance resource conversion and feasibility work. These initiatives are supported by an exploration budget of approximately $60 million.
Zgounder Silver Mine
Drilling Activity
In Q1-2026, Aya completed 5,838m of DDH both underground and at surface on near-mine targets, focusing west of the main ore body, near the major fault, at depth and to the north of the open-pit area. The program aimed to define both lateral and vertical mineralization, with encouraging results outlining significant down-plunge extensions through thick high-grade interceptions. Q1-2026 results from underground (holes ZG-SF-26-350 and ZG-SF-25-340), intersected 2,198 g/t Ag over 1.0 m and 336 g/t Ag over 5.5 m respectively, confirming the continuity of high-grade mineralization beyond the current resource boundary. Q1 results continue to demonstrate the presence of high-grade silver mineralization across multiple zones. Other notable intercepts include 4,489 g/t Ag over 6.0 metres (Hole T28-26-1104) and 6,223 g/t Ag over 3.6 metres (Hole T28-26-1072) in the central area, as well as 3,581 g/t Ag over 4.5 metres, including 5,893 g/t Ag over 2.5 metres (Hole ZG-
6 Cash costs per AgEq ounce sold at Boumadine were negatively impacted by changes in the gold-to-silver ratio during the quarter. As commodity prices increased, the gold-to-silver ratio compressed, reducing reported AgEq ounces and increasing unit costs on an AgEq basis. The Corporation’s AgEq ounces for 2026 guidance at Boumadine are calculated using an 80:1 Au:Ag ratio and assumed commodity prices of $50.00/oz silver and $4,000/oz gold, compared to an average realized ratio of approximately 57:1 during Q1-2026. Had the 80:1 ratio been applied during Q1-2026, reported AgEq production would have been approximately 40,167 ounces higher. This had no impact on Zgounder cash costs per AgEq ounce sold, as Zgounder production is entirely comprised of silver.

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SF-25-347), near the western fault contact. In the open-pit area, broader mineralized zones were intersected, including 781 g/t Ag over 9.0m (Hole ZG-RC-25-853), supporting potential for resource expansion.
Regional drilling is planned to start in Q2-2026.
Mapping and Target Generation
Detailed geological mapping and prospecting are being carried out on Tourchkal, Zgounder North and Zgounder Far East permits. Several drill targets have been identified on these permits supporting future drilling in 2026.
Technical Report
On December 15, 2025, the Corporation filed an NI 43‑101 Technical Report for Zgounder, which is available on Aya’s website, SEDAR+ and EDGAR. The report incorporates updated mineral resource and reserve estimates as well as a revised life-of-mine plan extending to 2036.
Updated Mine Plan Highlights:
•Mine Life & Production: Average annual silver production of approximately 6 Moz from 2026 to 2036.
•Mining Methods and Sequencing: The life-of-mine plan is open-pit focused, complemented by underground mining, combining cut-and-fill (through 2031) and long-hole stope mining (2026–2032). Open-pit material movement is expected to average 45,000 tpd until 2030, 22,000 tpd through 2033, and 12,000-14,000 tpd for the remainder of the LOM.
•Processing Plant: Throughput of 3,650 tpd in 2026, increasing to 3,850 tpd for the remainder of the LOM; estimated silver recovery of 91.5%.
•Operating Costs: Average cash cost of $16.26/oz and $69.47 per tonne processed over the LOM.
•Sustaining Capital: $71 million over the LOM.
Updated Mineral Resource and Mineral Reserve Estimate
The updated Mineral Resource and Reserve Estimate at Zgounder reflects additional drilling, sampling, and structural analysis completed since the previous estimate (effective December 31, 2021). Key highlights from the update are summarized below:
•P&P Reserves increased by approximately 2.5 Moz Ag, while M&I Resources, inclusive of reserves, grew by 5.0 Moz Ag after accounting for material mined through Q3-2025.
•Open-pit Reserves rose, while underground Reserves decreased, consistent with Aya’s strategy to expand open-pit operations and focus deeper underground.
•Reported grades are lower, primarily due to the integration of extensive new drilling, improved geological interpretation, and updated estimation methods better suited to the deposit’s complex ore distribution. The updated P&P Reserves also incorporate dilution assumptions informed by mining practices and benefits from enhanced geological and structural interpretations resulting in a more accurate representation of the deposit’s geometry and grade profile.
•The update reinforces the resource model, incorporating approximately 275,000m of drilling since 2021 (64% of all drilling on the property), along with independent review, enhancing confidence in the resource model and the mine plan.
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Mineral Resource Estimate for the Zgounder deposit as of June 30th, 2025
Reasonable Prospects for Eventual Economic Extraction ("RPEEE")	Cut-off Ag (g/t)	Classification	Tonnes (kt)	Ag (g/t)	Metal (koz)
Pit Constrained	40	Measured	13,820	144	64,140
	40	Indicated	2,150	131	9,070
	40	Inferred	56	190	350
Out-of-Pit	90	Measured	324	280	2,912
	90	Indicated	2,640	284	24,100
	90	Inferred	360	360	4,200
Total	40/90	Measured	14,150	147	67,050
	40/90	Indicated	4,790	216	33,200
	40/90	Inferred	410	340	4,500
1.Mineral Resource Estimate for the Zgounder deposit as of June 30, 2025.
2.The Mineral Resource is reported in compliance with NI 43-101 and CIM Definition Standards (May 2014).
3.Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. There is no certainty that Mineral Resources will be converted to Mineral Reserves.
4.Mineral Resources are reported inclusive of Mineral Reserves.
5.A silver price of US$28/oz with a process recovery of 90%, and a USD 25/t rock processing cost (including G&A) were used.
6.The constraining pit optimization parameters were 50º pit slopes with a 40 g/t Ag cut-off.
7.The out-of-pit Mineral Resource grade blocks were quantified above the 90 g/t Ag cut-off, below the constraining pit shell and within the constraining mineralized wireframes. Out–of-pit Mineral Resources exhibit continuity and reasonable potential for extraction by the cut and fill underground mining method.
8.The mining costs are USD 2/t in waste and USD 6.8/t in ore, with a mining dilution of 5%.
9.The Mineral Resource is reported at an in-pit cut-off of 40 g/t Ag and an out of pit cut-off of 90 g/t Ag.
10.A royalty of 3% applies.
11.Mineral Resources have been rounded to reflect their confidence.
12.Totals may vary due to rounding.

Mineral Reserve estimate for Zgounder operation, as of September 30th 2025
	Cut-off Ag (g/t)	Classification	Tonnes (kt)	Ag (g/t)	Metal (koz)
Stockpile	N/A	Proven	160	134	690
In-Pit Reserves	40	Proven	11,750	137	51,800
	40	Probable	1,220	133	5,200
UG Reserves	90	Proven	180	207	1,200
	90	Probable	2,390	189	14,500
Total	40/90	Proven	12,090	138	53,690
	40/90	Probable	3,610	170	19,700
Total P&P	40/90	P&P	15,700	145	73,390
1.Mineral Reserves have been estimated by Aya technical service team, under the supervision of Patrick Pérez, P.Eng, full-time employee of Aya and Qualified Person as defined by NI 43-101. The estimate is in conformance with the CIM Definition Standards for Mineral Resources and Mineral Reserves.
2.Mineral Reserves have been estimated using metal price assumption of US$26/oz for silver.
3.Open-Pit Mineral Reserves are reported at a cut-off grade of 40g/t Ag, and Underground Mineral Reserves are reported at a cut-off grade of 90 g/t Ag.
4.The cut-off calculation is based on a process and general & administration cost of $25.25/t, a metallurgical recovery of 90%, a throughput rate of 1.4Mt per annum, an open pit ore mining cost of 4.19$/t and an underground mining cost of 40$/t, and an exchange rate of 9.5 MAD:USD.
5.Numbers may not add-up due to rounding.
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Boumadine
Drilling Activity
In Q1-2026, the Corporation completed 42,827 metres of DDH at Boumadine. A new mineralized parallel structure was identified approximately 500 metres east of the Main Trend. Initial drilling intersected mineralization within a wider massive sulphide interval at depth, including 115 g/t AgEq over 2.5 metres and 331 g/t AgEq over 0.8m (BOU-DD25-707). The structure is characterized by significant massive sulphide widths and is located at a meaningful distance from the Main Trend, indicating potential to expand the mineralized system. Drilling in the first quarter confirmed continuity along the 5.4 km Boumadine Main Trend and within the Tizi Zone, and the system remains open in all directions, with highlights including 255 g/t AgEq over 11.9 m (BOU-DD25-728), 166 g/t AgEq over 17.1 metres (BOU-DD25-742) , and 296 g/t AgEq over 9.5 metres (BOU-MP25-092).
Additional drilling at the Asirem target returned gold-bearing intercepts, including 1.34 g/t Au over 1.2 m (BOU-DD25-653), supporting the potential of an approximately 8 km structural corridor.
Permitting, Mapping and Targeting
In Q1-2026, the Corporation continued mapping and prospecting, developing new targets which will be tested in 2026 and beyond.
Aya has filed a request to renew the Boumadine Mining License (LE-383661), which covers the Boumadine Deposit and is set to expire on May 16, 2026. The renewal process is underway, and a 10-year extension is expected as per the mining code.
Boumadine Preliminary Economic Assessment
An updated NI 43-101 technical report incorporating the results of the Boumadine PEA with an effective date of November 4, 2025 was filed on December 18, 2025 and is available on Aya’s website and on SEDAR+ and EDGAR.
The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
Project Economics Sensitivity - Gold and Silver Price7

Parameter	Units	Zero-NPV	(25)%	Base Case	25%	Upside Case[8]
Gold Price	$/oz	1,567	2,100	2,800	3,500	4,000
Silver Price	$/oz	17	22.5	30	37.5	48
NPV5% Post-Tax	$M	—	657	1,475	2,262	2,963
IRR Post-Tax	%	4%	27%	47%	63%	77%
LOM Revenue	$M	4,322	5,457	6,991	8,526	9,896
LOM EBITDA	$M	902	1,972	3,418	4,864	6,156
Free Cash Flow (Post-Tax)	$M	90	927	1,958	2,940	3,818
Payback Period (Post-Tax)	Years	6.8	2.8	2.1	1.5	1.2
NPV5%: CAPEX Ratio		—	1.5	3.3	5.1	6.6
The main Project highlights include:
•On a post-tax basis: NPV5% of $1.5 billion, an IRR of 47%, and a payback period of 2.1 years at Base Case prices.
•Attractive scale with average annual production of 401 koz AuEq in years 1 to 5 and 328 koz AuEq per year over the LOM. This corresponds to an average annual production of approximately 37.5 Moz AgEq, in years 1 to 5 and 30.6 Moz AgEq over the LOM.
7 Certain financial metrics presented in this table, including NPV (5%), IRR, EBITDA, free cash flow, NPV (5%)-to-CAPEX ratio and payback period, are based on the Boumadine PEA and represent projected financial metrics that do not have standardized meanings under IFRS. Such metrics should not be considered as measures of financial performance under IFRS. For additional information, refer to the Corporation’s news release dated December 18, 2025 entitled "Aya Gold & Silver Files Preliminary Economic Assessment Technical Report for Boumadine Project", available under Aya’s profile on SEDAR+ and EDGAR.
8 Assumed Spot Prices as of 2025-10-31.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-2026    13

•Low initial capital cost of $446 million, including $96 million in contingency.
•Highly efficient capital project with a post-tax NPV5% to Capex ratio of 3.3:1 (Base Case prices); and NPV5% to Capex ratio of 6.6:1 at Spot Prices.
•LOM total cash costs of $928/oz AuEq and All-In Sustaining Costs ("AISC") of $1,021/oz AuEq.
•Processing: 8,000 tpd conventional flotation plant producing three gold- and silver-bearing concentrates – zinc, lead, and pyrite.
•Year 1 to 5 average head grade of 4.76 g/t AuEq, or 443 g/t AgEq.
•LOM average head grade of 3.85 g/t AuEq, or 358 g/t AgEq.
•The Mineral Resource Estimate in the PEA is based on the technical report published on March 31, 2025, which includes 142,268 m of drilling and does not include the extensive drilling completed during the 2025 campaign.
•Existing mining license on the property; feasibility study targeted for completion in late 2027.
Mining and Processing
The Boumadine PEA envisions a combined open-pit and underground mining operation. The Boumadine LOM plan will consist of the simultaneous mining of several open pits in Central, North and South zones concurrent with underground operations that are scheduled between Year 2 and Year 11. The overall strategy is to achieve an average production rate to maintain a processing throughput of 8,000 tpd over the LOM, for an annual throughput capacity of 2.9 Mt per year. The mine plan prioritizes strong feed grades to the mill during the initial years of production.
A conventional flotation plant is planned for processing, with crushing, grinding and three flotation circuits to produce separate, salable concentrates of zinc, lead, and pyrite. All three concentrates contain payable silver and gold.
Metallurgy
Extensive metallurgical testwork, led by SGS Lakefield between 2018 and 2025, is the foundation of the Boumadine PEA and confirms a conventional flotation-based flowsheet with excellent metallurgical performance. The metallurgical testwork program was based on composite sampling, with locked-cycle flotation tests and comminution testwork that were used to determine the proposed flowsheet. Total flotation recoveries are: 96.1% for gold, 96.4% for silver, 74.7% for zinc and 82.0% for lead.
Additional Information
Initial capital expenditures of $446 million, including a contingency of $96 million, as well as sustaining capital expenditures of $340 million over the LOM. The on-site infrastructure requirements include the processing plant, workshops, warehouses, administrative buildings, tailings storage facility, and supporting infrastructure. Off-site infrastructure requirements include concentrate storage at the port, the construction of a dedicated 72-km electrical power line, and pumping stations and water pipelines for fresh water supply.
The Boumadine PEA outlines an average cash cost of $109/t milled, or $928/oz AuEq produced. The AISC is estimated at $1,021/oz AuEq produced, positioning the project competitively within the industry cost curve.
For further details, refer to the Corporation's press release dated November 4, 2025 announcing the PEA results, the related investor presentation available on Aya's website at www.ayagoldsilver.com and the NI 43-101 Technical Report available SEDAR+ and EDGAR.
The independent Qualified Persons for the PEA, as defined by NI 43-101, are:
•Lycopodium Minerals Canada Ltd: Preetham Nayak P.Eng,. Senior Study Manager, Ruan Venter, P.Eng., Principal Process Engineer, Zuned Shaikh P.Eng., Lead Mechanical Engineer.
•WSP: Benjamin Berson, P.Eng, Lead Mining Engineer.
•SLR Consulting France SAS: Alex Pheiffer, PrSciNat, ESIA Lead.
•Epoch Resources (Pty) Ltd: George Papageorgiou PrEng, PhD, MSc, BSc, Eng (Civil), Wits.
•P&E Consultants Inc.: Eugene Puritch, P.Eng, FEC, CET, Antoine Yassa, P.Geo., Fred Brown, P.Geo., Jarita Barry, P.Geo., William Stone, PhD, P.Geo.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-2026    14

•RockEng: Cortney Palleske, M.A.Sc., Eng, Principal Geomechanics Consultant.
Mineral Resource Estimate
An update to the mineral resources, based on 2024 drilling at Boumadine, was released on February 24, 2025, consisting of an Inferred Mineral Resource of 29.2Mt at 82g/t Ag, 2.63 g/t Au, 2.11% Zn and 0.82% Pb containing an estimated 76.8Moz of Ag, 2.4Moz of Au, 615 kt of Zn and 237 kt of Pb. Representing 378Moz AgEq, an increase of 19%, and an Indicated Mineral Resource of 5.2Mt at 91 g/t Ag, 2.78 g/t Au, 2.8% Zn and 0.85% Pb containing an estimated 15.1Moz of Ag, 449koz of Au, 145 kt of Zn and 44 kt of Pb, representing 74.4Moz Silver equivalent (“AgEq”), an increase of 120%.

	Cutoff	Tonnes	Average Grade							Contained Metal
			Ag	Au	Cu	Pb	Zn	AgEq	AuEq	Ag	Au	Cu	Pb	Zn	AgEq	AuEq
	NSR US$/t	(kt)	(g/t)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(koz)	(koz)	(kt)	(kt)	(kt)	(koz)	(koz)
Pit-constrained Indicated	95	3,920	94	2.99	0.13	0.84	2.95	476	5.30	11,881	377	5	33	116	60,051	667
Pit-constrained Inferred	95	14,258	90	2.89	0.10	0.81	2.38	450	5.00	41,135	1,325	14	115	339	206,293	2,293
Out-of-pit Indicated	125	1,249	80	2.11	0.08	0.87	2.32	358	3.98	3,216	85	1	11	29	14,382	160
Out-of-pit Inferred	125	14,938	74	2.39	0.07	0.82	1.85	357	3.97	35,669	1,148	10	122	276	171,393	1,905
Total Indicated	95/ 125	5,169	91	2.78	0.12	0.85	2.80	448	4.98	15,097	462	6	44	145	74,433	827
Total Inferred	95/ 125	29,196	82	2.63	0.08	0.82	2.11	402	4.47	76,804	2,469	25	237	615	377,686	4,198
1.Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. There is no certainty that Mineral Resources will be converted to Mineral Reserves.
2.The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.
3.The Mineral Resources in this MD&A were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council, as may be amended from time to time.
4.A silver price of US$24/oz with a process recovery of 89%, a gold price of US$2,200/oz with a process recovery of 85%, a zinc price of US$1.20/lb with a process recovery of 72%, a lead price of US$1.00/lb with a process recovery of 85%, and a copper price of US$4.00/lb with a process recovery of 75% were used in establishing the MRE.
5.AgEq = Ag(g/t) + (Au(g/t) *Au price/oz*Au recovery)/(Ag price/oz*Ag recovery) + Zn(%)*Zn price/lb* Zn recovery/(Ag price/oz*Ag recovery)*685.7147973 + Pb(%)*Pb price/lb* Pb recovery/(Ag price/oz*Ag recovery)*685.7147973 + Cu(%)*Cu price/lb* Cu recovery/(Ag price/oz*Ag recovery)*685.7147973
6.AuEq = Au(g/t) + (Ag(g/t) *Ag price/oz*Ag recovery)/(Au price/oz*Au recovery) + Zn(%)*Zn price/lb* Zn recovery/(Au price/oz*Au recovery)*685.7147973 + Pb(%)*Pb price/lb* Pb recovery/(Au price/oz*Au recovery)*685.7147973 + Cu(%)*Cu price/lb* Cu recovery/(Au price/oz*Au recovery)*685.7147973.
7.The constraining pit optimization parameters were US$3.5/t for mineralized material mining, US$2/t for waste mining US$89/t for processing and US$6/t for general and administrative expenses ("G&A") totalling US$95/t for a cut-off and 50-degree pit slopes.
8.The out-of-pit parameters used a US$30/t mining cost, US$89/t processing cost and US$6/t G&A totalling US$125/t for a cut-off. The out-of-pit Mineral Resource grade blocks were quantified above the US$125 NSR cut-off, below the constraining pit shell and within the constraining mineralized wireframes. Out–of-pit Mineral Resources exhibit continuity and reasonable potential for extraction by the long hole underground mining method.
9.Individual calculations in tables and totals may not sum due to rounding of original numbers.
10.Grade capping of 800 g/t Ag, 30 g/t Au, 28% Zn, 10% Pb and 1.4% Cu was applied to composites before grade estimation.
11.Bulk density was evaluated separately for each individual vein with values ranging from 3.20 to 4.00 t/m3 determined from drill core samples and used for the MRE. For oxidized and transitional material, a bulk density of 2.65 t/m3 was used.
12. 1.0 m composites were used during grade estimation.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-2026    15

N
GOLD & SILVER
Boumadine
Kingdom of
Morocco
Legend
2018-2024 Drill holes
2025 Drilled holes
Boumadine permits
Total area : 339.36 km²
Exploration licence
Total area : 600 km²
Boumadine camp
0
2
4
6
8
Km

Figure 2 - Plan View of Boumadine Property with Existing Permits and Drill Holes

AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-2026    16

Overview of Financial Performance

For the three-month periods ended March 31, 2026 and 2025 (in thousands of dollars):

	Three-month periods ended
	March 31,
	2026	2025	Variance
Revenues	117,274	33,831	247%	(1)
Cost of sales	33,515	23,584	42%	(2)
Gross profit	83,759	10,247	717%	(3)
General and administrative expenses	3,483	2,875	21%	(4)
General and administrative expenses - Share-based payments	2,691	4,044	(33)%	(5)
Operating income	77,585	3,328	2,231%
Net finance (expense) income	(934)	7,336	(113)%	(6)
Share of loss in associate, net of tax	(361)	-	NM
Net income before income taxes	76,290	10,664	(615)%
Income tax expense	27,757	3,734	643%	(7)
Net income for the period	48,533	6,930	(600)%	(8)
Income per share (diluted)	0.33	0.05	560%	(8)
*NM – Not Meaningful
Three-month period ended March 31, 2026, compared to the three-month period ended March 31, 2025
1.Revenues totaled $117,274 in Q1-2026 compared to $33,831 in Q1-2025, driven by a 34% increase in silver equivalent ounces sold of 1,426,361 oz in Q1-2026 compared with 1,061,565 oz in Q1-2025. Ramp-up of the mill was beginning in Q1-2025, which is reflected with a 31% increase in milling operations year-over-year. Furthermore, net realized silver equivalent price per ounce sold during the period increased by 158% to $82.22 per AgEq in Q1-2026 compared to $31.87 per AgEq in Q1-2025.
2.Cost of sales in Q1-2026 increased by 42% compared to Q1-2025, driven by the increase in tonnes mined, milled and resulting ounces sold and depreciation expense on a larger asset base. Depreciation expense increased by $3,251 compared to Q1-2025, reflecting an increase in ounces mined from 1,009,361 in Q1-2025 to 1,738,807 in Q1-2026. More processed ore from the new plant contributed to increased sales; however, the reduction in processed grades in Q1-2026 compared to Q1-2025 partially offset the expected unit cost improvement from the new plant, requiring greater tonnage to maintain silver production. Cash costs per silver ounce sold improved slightly in Q1-2026 compared to Q1-2025. In addition, royalties were $3,496 in Q1-2026 compared to $1,015 in Q1-2025 representing 3% of sales.
3.Gross profit for the quarter was $83,759 compared to $10,247 in Q1-2025, representing an increase of 717%. The increase was primarily driven by higher average net realized silver equivalent price per ounce and increased sales volumes. Lower cash costs in Q1-2026 of $18.40 compared to cash cost of $18.93 in Q1-2025, also contributed to the improvement, to a lesser extent.
4.General and administrative expenses increased by 21% or $608 in Q1-2026 compared with Q1-2025. This increase was driven by the fact that the Corporation now has multiple projects in Morocco and as such, G&A expenses increased to manage these projects. To support the continued growth of the Corporation and ensure adequate resources for project execution and corporate functions, additional headcount was added at the head office in Canada and in Morocco.
5.General and administrative expenses - Share-based payments decreased by 33% or $1,353 in Q1-2026 compared with Q1-2025. The decrease was driven by a lower non-cash expense related to share-based compensation in Q1-2026 related to the August 2024 stock option issuance. Under the vesting attribution method, a higher proportion of the total expense is recognized in the earlier periods of the vesting schedule. As a result, share-based compensation expense was higher in Q1-2025, with a natural decline in Q1-2026 as a greater portion of the expense had already been recognized in prior periods.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-2026    17

6.Net finance (expense) income decreased by 113% or $8,270 in Q1-2026 primarily due to minimal foreign exchange impact, as the MAD remained relatively stable against U.S. dollar during the period. In contrast, Q1-2025 benefited from a 4.7% appreciation of the MAD against the U.S. dollar, resulting in an approximate foreign exchange gain of $9,600. The reduction in foreign exchange gain in Q1-2026 was offset by the increase in interest income in Q1-2026 compared to Q1-2025 of approximately $630 due to a higher cash balance for the period. The quarter included a decrease in interest costs tied to the EBRD loan, due to a lower loan balance.
7.Income tax expense in Q1-2026 was $27,757, compared to $3,734 in Q1-2025, primarily due to higher net taxable income and higher corporate tax rate in Morocco, which accounted for $27,095 of the increase, and $664 of accrued withholding taxes on interest accruing on outstanding intercompany advances to Moroccan subsidiaries. The increase in taxable income in Morocco reflects the higher revenue generated during the period from the increase in average net realized silver equivalent price per oz as well as the higher operating income.
8.Net income of $48,533 (diluted EPS of $0.33) was recorded in Q1-2026 compared to net income of $6,930 (diluted EPS of $0.05) in Q1-2025.

Summary of Quarterly Results

Selected quarterly information

	Revenues	Net income (loss)	Income (loss) per share (diluted)
Quarter ended	$	$	$
March 31, 2026	117,274	48,533	0.33
December 31, 2025	75,320	18,287	0.12
September 30, 2025	54,337	12,422	0.09
June 30, 2025	38,615	8,641	0.06
March 31, 2025	33,831	6,931	0.05
December 31, 2024[9]	9,338	(29,983)	(0.20)
September 30, 2024	11,024	(263)	0.00
June 30, 2024	13,678	6,813	0.05
Revenues in Q1-2026 were $117,274 compared to $75,320 in Q4-2025. The Corporation sold 1,426,361 AgEq ounces in Q1-2026 compared to 1,290,023 AgEq ounces in Q4-2025. This increase in ounces sold combined with the higher average net realized silver equivalent price, resulted in am increase to $82.22 per AgEq ounce in Q1-2026 from $58.39 per AgEq ounce in Q4-2025 resulting in higher revenues during the quarter. Cost of sales remained stable. Lower production costs resulting from the increase in ounces sold during Q1-2026 were offset by higher royalty expenses, reflecting higher sales, and increased amortization expenses during the quarter. As a result of the increase in silver price, the gross profit margin improved in Q1-2026, from 57% to 71% mainly driven by the higher net realized silver equivalent price and lower unit cash cost during the quarter. The increase in gross profit contributed to the higher net income. Furthermore, interest income was higher due to an increased cash and cash equivalents balance. However, the increase in net income before taxes was offset by an increased tax expense for the quarter.
Revenues in Q4-2025 were $75,320 compared to $54,337 in Q3-2025. The Corporation sold 1,290,023 oz of silver in Q4-2025 compared to 1,363,511 oz in Q3-2025. The decrease in sales volume due to timing was largely offset by the higher average net realized silver equivalent price, which rose to $58.39 per ounce in Q4-2025 from $39.85 per ounce in Q3-2025, more than offsetting the lower sales volume and resulting in higher revenues during the quarter. Cost of sales remained stable. Lower production costs resulting from the decrease in ounces sold during Q4-2025 were offset by higher royalty expenses, reflecting higher silver prices, and increased amortization expenses during the quarter. As a result of the increase in silver price, the gross profit improved in Q4-2025, from 39% to 57% as sales greatly increased and cost of sales were stable during the quarter. The gross profit increase contributed to the increase in net income. Furthermore, the quarter experienced a decrease in general and administration expenses from lower share-based payment expenses. This non-cash expense is from the
9 In the quarter ended December 31, 2024, loss per share had previously been calculated using total net loss rather than net loss attributable to Aya shareholders. The comparative EPS amounts have been adjusted from previously reported $(0.23) to $(0.20) to reflect the net loss attributable to Aya shareholders in the quarter ended December 31, 2024. This adjustment affects only the presentation of loss per share and has no impact on the Corporation's net loss, total equity, cash flows, or financial position in the quarter.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-2026    18

accounting treatment applied to share purchase options issued in August 2024. However, the increase in net income before taxes was offset by an increased tax expense for the quarter.
Revenues in Q3-2025 were $54,337 compared to $38,615 in Q2-2025. The Corporation sold 1,363,511 oz of silver in Q3-2025 compared to 1,140,452 oz in Q2-2025. The average net realized price for silver also rose to $39.85 per ounce in Q3-2025, up from $33.86 per ounce in Q2-2025, further supporting revenue growth. The rise in cost of sales was mainly attributed to the increased volume of ore processed to support higher oz sold. The higher average grade of 146 g/t in Q3-2025 compared to 140 g/t in Q2-2025 contributed positively to operating performance, partially offsetting the impact of higher volumes on total costs. As a result, cash costs decreased to $20.79/oz in Q3-2025 from $21.26/oz in Q2-2025, reflecting improved operating efficiencies and stronger grades. Other operating income decreased to $nil in Q3-2025 compared to Q2-2025, which had included a net impairment recovery of $3,987 and a $1,828 gain on sale of assets, primarily related to the Amizmiz property transaction completed in April 2025.
Revenues in Q2-2025 were $38,615 compared to $33,831 in Q1-2025. The Corporation sold 1,140,452 oz of silver in Q2-2025 compared to 1,061,565 oz in Q1-2025. The average net realized price for silver also rose to $33.86 per ounce in Q2-2025, up from $31.87 per ounce in Q1-2025, further supporting revenue growth. The rise in the cost of sales was mainly attributed to the increased volume of ore that was mined and processed to produce the ounces sold given the lower ore grade which stood at 140 g/t in Q2-2025 compared to 163 g/t in Q1-2025. This consequently led to an increase in unit costs. A $1,611 increase in depreciation expense in Q2-2025 compared to Q1-2025 is reflected by the 12% increase in ounces extracted and approximately doubling the amount of additions, as well as, transfers from assets under construction to mining assets in production in Q2-2025. Other operating Income increased by 100% in Q2-2025 compared to Q1-2025 as it includes a net impairment recovery of $3,987 and a $1,828 gain on sale of assets, mainly related to the Amizmiz property transaction completed in April 2025.
Revenues in Q1-2025 were $33,831 compared to $9,338 in Q4-2024. The Corporation sold 1,061,565 oz of silver in Q1-2025 compared to 337,733 oz in Q4-2024, benefiting from a full quarter of operational ramp-up at the new Zgounder plant, which reached commercial production on December 29, 2024. Additionally, the average net realized silver price increased to $31.87 per ounce in Q1-2025, up from $27.65 per ounce in Q4-2024, further contributing to the increase in revenue. The cost of sales increased primarily due to the higher volume of silver processed and sold and a $1,685 increase in depreciation expense in Q1-2025 compared to Q4-2024, driven by the start of depreciation of the new Zgounder plant. In addition, tax expense rose significantly to $3,734 in Q1-2025 compared to a tax recovery of $(1,867) in Q4-2024 reflecting the sharp increase in taxable income generated by the Corporation’s Moroccan subsidiary.
Revenues in Q4-2024 were $9,338 compared to $11,024 in Q3-2024. The Corporation sold 337,733 oz compared to 403,957 oz of silver in Q3-2024. In addition, the cost of sales increased in proportion to the oz sold due to an increase in operational costs associated with the finalization of the expansion, mine ramp-up, additional staff, training and health and safety activities that have accelerated in Q4-2024 since the new Zgounder plant reached commercial production on December 29, 2024. In addition, an impairment charge of $27,350 related to the Tijirit Project owned by the Corporation at 75% was taken in Q4-2024. (See Note 7 of the Q4-2024 FS).
Revenues in Q3-2024 were $11,024 compared to $13,678 in Q2-2024. The Corporation sold 403,957 oz compared to 521,971 oz of silver in Q2-2024. The 23% reduction in oz sold is mainly explained by the average grade processed that came in lower at 161 g/t compared to 196 g/t in Q2-2024, partially offset by higher average selling prices. The cost of sales rose in line with the increase in ounces sold due to higher operational costs from expansion preparation, mine ramp-up, and health and safety activities in Q3-2024, as the new Zgounder plant neared completion.
Revenues in Q2-2024 were $13,678 compared to $5,077 in Q1-2024. The Corporation sold 521,971 oz of silver in Q2-2024 compared to 238,266 oz of silver in Q1-2024 since 157,457 oz of silver concentrate was held in inventory and was sold at a higher price in Q2-2024. The average grade processed came in higher at 196 g/t in Q2-2024 compared to 173 g/t in Q1-2024, resulting in a net income of $6,813 compared to a net loss of $(2,594) in Q1-2024.

AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-2026    19

Liquidity and Capital Resources

As at March 31, 2026, the Corporation had working capital of $141,379 compared to $112,400 as at December 31, 2025,10 including cash and cash equivalents of $171,670 ($136,322 on December 31, 2025). The Corporation generated $70,175 in operating cash flow, principally from the Zgounder operation in the quarter. The Corporation ensures that there is sufficient capital to meet short-term business requirements, after taking into account cash flows from operations and the Corporation’s holdings of cash. The Corporation believes that these sources will be sufficient to meet its obligations for at least the next 12 months. The Corporation's principal sources of financing in the past have been equity, debt financing and cash flows from operations. The success of equity and debt financing is dependent on capital markets, the attractiveness of mining companies to investors, and metal prices. To facilitate its growth and to continue its exploration, development, expansion activities and be able to support its ongoing operations the Corporation may be required to raise further equity or debt financing in the capital markets. The Corporation continues to assess financing alternatives, including equity or debt or a combination of both, to fund future growth, including the development of the Boumadine project.
As part of its $100,000 financing with EBRD, the Corporation is required to maintain $16,250 in the Debt Service Reserve Account (“DSRA”). As these funds are not available for general corporate use, these amounts are recorded as restricted cash on the consolidated statement of financial position.
The following table summarizes the Corporation’s cash flow activity during the three-month periods ended March 31, 2026 and 2025:

	Three-month periods ended
(used in)	March 31,
Cash Flow	2026	2025
Operating cash flow before changes in working capital	63,922	7,812
Change in non-cash operating working capital items	6,253	114
Net cash flow from operating activities	70,175	7,926
Net cash flow used in investing activities	(16,330)	(15,955)
Net cash flow used in financing activities	(17,233)	(4,706)
Effect of exchange rate changes on cash in foreign currencies	(1,264)	110
Net change in cash and cash equivalents	35,348	(12,625)
Cash and cash equivalents, beginning of the period	136,322	30,944
Cash and cash equivalents, end of period	171,670	18,319
Operating
During the three-month period ended March 31, 2026, the Corporation generated operating cash flow before changes in working capital items of $63,922, compared to generated operating cash flow before changes in working capital items of $7,812 for the same prior-year period. The increase was mainly driven by higher net income in Q1-2026 compared to Q1-2025. See Overview of Financial Performance section.
The operating cash flow in Q1-2026 was positively impacted by changes of $6,253 in working capital items which were primarily affected by a reduction in trade and other receivables, which resulted from the timing of payments received from clients. This positive impact was offset by an increase in sales tax receivable resulting from the absence of collections from authorities during the quarter. Additionally, there was an accumulation of inventory ore stockpile, as well as a rise in accounts payable, primarily attributable to the timing of disbursements to suppliers. Furthermore, prepaid expenses and security deposits increased, largely due to the execution of numerous contracts at the beginning of the fiscal year.
Investing
During the three-month period ended March 31, 2026, the Corporation used cash of $16,330 in investing activities compared to $15,955 in Q1-2025. The decrease of investing cash flow is largely due to higher investments in exploration and evaluation assets mainly related to the Boumadine project, where $14,066 was invested in Q1-2026 compared to $7,820 in Q1-2025. At Boumadine, a multi-phase infill and regional drilling program (approximately 200,000 metres total for 2026) is underway, as the
10 Non-GAAP Measures, consisting of current assets of $256,947 less current liabilities of $115,568 (December 31, 2025, current assets of $232,450 less current liabilities of $120,050).
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-2026    20

Corporation is advancing the project following the positive PEA. This outflow of cash offset by (i) decrease in property, plant and equipment acquisitions of approximately $4,000 in Q1-2026 as there was an increase in accounts payable related to PP&E and (ii) $1,750 release from restricted cash as the expansion has reached financial completion during the quarter.
Financing
During the three-month period ended March 31, 2026, the Corporation used cash of $17,233 in financing activities compared to $4,706 in Q1-2025, primarily due to the first of seven scheduled principal repayments on long-term debt of $14,286, partially offset by proceeds of $2,302 from the exercise of 947,540 stock options during the quarter.
Financing Sources

Financing sources for amounts received during the last 8 quarters
Date	Type	Financings	Gross Amounts ($)	General description of the use of proceeds
June 18, 2025	Short Form Prospectus	Common shares	105,218	The net proceeds of the financing after deductions of the financing costs, are being used to advance its business objectives including for the advancement of its exploration program at Boumadine, the exploration program at Zgounder Regional, and for working capital and general corporate purposes.
From May 3, 2024 to Jan 15, 2026	Options exercised	Common shares	3,883	The net proceeds from the exercise of options are being used to fund general administrative expenses, investing activities and other working capital needs.
Use of Proceeds
June 18, 2025 Financing - US$105 million
On June 18, 2025, the Corporation closed a bought deal financing and issued 10,767,795 common shares of the Corporation at a price of C$13.35 per common share for gross proceeds of approximately C$143,750 ($105,218).
Below is an update, in tabular form, reflecting the use of the funds as of March 31, 2026 compared to the budgeted amounts initially set out in the prospectus:

Principal use	Earmarked usage	Actual usage
	$ (million)	$ (million)
Boumadine exploration and development	58.6	38.0
Zgounder regional and other projects	7.3	1.6
General corporate purposes[11]	39.3	9.1
Total	105.2	48.6

11 Includes $5.5 million in share issue costs related to the June 18, 2025 C$143.8 million financing.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-2026    21

Financial Position

The following table details the changes to the statements of financial position as at March 31, 2026, compared to December 31, 2025:

	As at March 31, 2026	As at December 31,2025	Variance
Cash and cash equivalent	171,670	136,322	26%
Trade and other receivables	18,340	33,811	(46)%
Sales taxes receivable	25,572	22,864	12%
Inventories	35,369	34,595	2%
Deposit in trust	-	314	NM
Restricted cash	-	1,750	NM
Prepaid expenses and security deposits	5,635	2,794	102%
Equity investment	289	-	NM
Options contracts	72	-	NM
Total current assets	256,947	232,450	11%
Restricted cash	16,410	16,412	—%
Non-refundable deposits to suppliers	4,304	3,390	27%
Deferred tax assets	4,155	5,187	(20)%
Investment in associate	6,608	6,969	(5)%
Deferred financing fees	-	173	NM
Property, plant, and equipment	245,468	251,973	(3)%
Exploration and evaluation assets	124,495	115,179	8%
Total assets	658,387	631,733	4%
Total current liabilities	115,568	120,050	(4)%
Lease liabilities	1,516	1,009	50%
Long-term debt	69,622	83,606	(17)%
Asset retirement obligations	2,965	3,244	(9)%
Total liabilities	189,671	207,909	(9)%
Total equity	468,716	423,824	11%
Total liabilities and equity	658,387	631,733	4%
*NM: Not Meaningful
Assets
The change in the Corporation’s cash and cash equivalent balance on March 31, 2026, compared to the amount held on December 31, 2025, is detailed in the section Liquidity and Capital Resources.
During Q1-2026, trade and other receivables decreased by $15,471 compared to December 31, 2025, as a result of the reduction in the quantity of ounces included in trade receivables at the end of the quarter.
The increase in sales tax receivable of $2,708 in 2026 compared to December 31, 2025, reflects the addition of three more months of sales taxes, with no collection during the quarter.
The increase in inventory of $774 in 2026 was primarily due to a buildup of ore stockpiles at Zgounder. Inventories are expected to increase further as operations build up a stockpile to cover three month of operations. There was also an increase in inventory at Boumadine given the weather related port closures. These increases in inventory were partially offset by a decrease in silver ingots held at Zgounder at the end of the period.
The increase in prepaid expenses and security deposits of $2,841 in 2026 compared to December 31, 2025 was primarily due to the execution of numerous contracts at the beginning of the fiscal year.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-2026    22

The change in non-current assets balance on March 31, 2026, compared to the amount held on December 31, 2025, is detailed in the Liquidity and Capital Resources section.
Liabilities and Equity
The current liabilities decreased by 4% between March 31, 2026 and December 31, 2025, mainly related to a $4,841 decrease in accounts payable and accrued liabilities primarily driven by lower interest payable on long-term debt with EBRD of $3,000 compared to December 31, 2025, while accounts payable decreased by $1,400 due to management efforts to lower payables in the year.
The change in total equity can be primarily attributed to the proceeds of $2,302 from the exercise of 947,540 stock options during the quarter. Additionally, there was an impact of $3,520 related to share-based compensation, alongside a net income of $48,533, predominantly derived from an increase in operating income. Moreover, a currency translation adjustment amounting to $9,292 loss recognized during the three-month period ended on March 31, 2026 as primarily, the Canadian dollar experienced a deterioration relative to the US dollar during the same period.

Capital Management

The Corporation defines capital as long-term debt and equity. When managing capital, the Corporation’s objectives are to:
•Ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions;
•Ensure the externally imposed capital requirements relating to debt obligations are being met;
•Increase the value of the Corporation’s assets; and
•Achieve optimal returns to shareholders.
These objectives are achieved by operating its assets efficiently, identifying the right exploration and evaluation projects, adding value to these projects, and ultimately taking them to production or obtaining sufficient proceeds from their disposal. Management adjusts the capital structure as necessary to support the acquisition, exploration and evaluation and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Corporation’s management team to sustain the future development of the business. As at March 31, 2026, managed capital is $556,532 (December 31, 2025 - $525,828) representing long-term debt and total equity before non-controlling interest. To facilitate the management of its capital requirements, the Corporation prepares long-term cash flow projections that consider various factors, including successful capital deployment, general industry conditions and economic factors. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Corporation, is reasonable. There have been no changes in the Corporation’s capital management approach during the period.

	As at March 31, 2026	As at December 31,2025
Long-term debt (including current portion)	98,193	112,177
Total equity before non-controlling interests	458,339	413,651
	556,532	525,828

AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-2026    23

Commitments and Contingency

The Corporation had the following undiscounted contractual obligations at March 31, 2026:

Payments due by period	Less than 1 year	1-3 Years	4-5 years	After 5 Years	Total
Contractual obligations	$	$	$	$	$
Accounts payable and accrued liabilities*	64,566	-	-	-	64,566
Long-term debt	28,571	72,143	-	-	100,714
Interest on long-term debt**	7,717	5,333	-	-	13,050
Balance of purchase price payable	1,600	-	-	-	1,600
Lease liabilities	427	594	403	143	1,567
Asset retirement obligations	-	-	-	3,437	3,437
	102,881	78,070	403	3,580	184,934
* Includes interest on long-term debt of $1,619 payable on July 19, 2026.
** The interest on the long-term debt with EBRD has been calculated using the SOFR+5% (8.67%) rate as at March 31, 2026 for the EBRD Tranche and at 1% for the Climate Investment Funds tranche. The interest on the additional Boumadine project long-term debt with EBRD has been calculated using the same rate which is SOFR+5% (8.67%) rate as at March 31, 2026.
Royalties
As per the terms of the property purchase agreements, the Corporation is committed to pay the following royalties:
•3.0% royalty to ONHYM on revenue from the Zgounder property or $3,421 for the three-month period ended March 31, 2026 ($1,015 for three-month period ended March 31, 2025);
•3.0% royalty to ONHYM on revenue from the Boumadine property or $75 for the three-month period ended March 31, 2026 ($nil for the three-month period ended March 31, 2025); and
•2.5% royalty to Ouiselat Mines on revenue from the Azegour property.
All royalty agreements are payable in perpetuity.
Contingent Liability
In March 2025, Aya sought the enforcement of certain securities it had received in connection with the EPC Agreements before the International Chamber of Commerce. On August 5, 2025, the Corporation received net proceeds of $7,219 in connection with the enforcement of liquidated damages against Duro Felguera S.A. ("DF") from such securities. Subsequent to the disbursement of funds, DF sought to suspend the application and reverse the underlying decision allowing the execution of the performance bonds before different tribunals in Spain. Their action seeking the suspension of the execution in another jurisdiction was rejected on October 22, 2025. The appeal procedure and Aya's response to the appeal have been filed.
In parallel, on March 31, 2025, Aya received a Request for Arbitration Notice from DF seeking payments under the EPC Agreements of approximately $1,700 and €2,800 as well as declaratory relief as regards to the above mentioned liquidated damages, for a total amount of approximately $13,500. The Request for Arbitration was filed with International Chamber of Commerce. On April 7, 2026, Aya filed its statement of defense and counterclaim, asserting a full defense against all claims advanced by DF and seeking their dismissal in their entirety, together with an order for payment of damages in the amount of $13,000.
Management has reviewed the facts and circumstances of the case, together with external legal counsel, and believes that it is not probable that the Corporation will be required to repay any portion of the funds received, in the course of the appeal procedures in Spain, as well as the subsequent claim seeking damages. Accordingly, no provision has been recognized in the consolidated financial statements as at March 31, 2026. However, since the outcome of the appeal and subsequent claim cannot be determined with certainty at this time, any potential repayment, if required, would be recognized in the period in which the obligation becomes probable and can be reliably measured.
"EPC Agreements" mean the multi-currency fixed price EPC contract, composed of a supply agreement and a services agreement, for a total of approximately $78,000 (based on the then applicable exchange rate between Euro, MAD and USD), between ZMSM on one part, and DF and its affiliates on the second part, for the engineering, design, manufacturing, construction, delivery, erection, start-up and commissioning of a new 2,000 tpd processing plant at the Zgounder Silver Mine, entered on November 30, 2022. The EPC Agreements' price is fixed based on the USD, Euro and MAD.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-2026    24

Non-GAAP Measures

The Corporation has included certain non-GAAP financial measures and non-GAAP ratios in this MD&A, including “Cash costs per silver equivalent ounce sold" (“AgEq ounce”), Production cost per tonne”, and “Available liquidity”, to supplement its unaudited consolidated financial statements, which are prepared in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.
The Corporation believes that these measures, together with IFRS measures, provide investors with enhanced transparency and a better ability to evaluate the Corporation’s underlying operating performance and liquidity. Cash cost per silver equivalent ounce sold and Production cost per tonne are widely used in the mining industry as performance benchmarks. However, our non-GAAP measures do not have standardized meanings prescribed under IFRS and may not be comparable to similar measures reported by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
Silver Equivalent Ounces Sold (“AgEq”)
Silver equivalent ounces are calculated by converting gold production into silver ounces using relative metal prices for the applicable reporting period. AgEq ounces allow the Corporation to present consolidated production and cost metrics on a comparable basis, as its operations may produce more than one metal.
AgEq ounces are provided for additional information purposes only.
Cash Costs per AgEq Ounce Sold and Production Cost per Tonne
Cash costs per AgEq ounce sold and production cost per tonne are non-GAAP measures used by management to monitor and evaluate operating performance at both the mine and consolidated levels, in conjunction with the most directly comparable IFRS measures where applicable.
These metrics are widely reported in the mining industry as benchmarks for cost performance. Management and investors use them to assess the Corporation’s cost structure and operating efficiency, to compare operating performance with industry peers, and to evaluate the performance of individual mining operations within the Corporation’s portfolio.
Where applicable, cost metrics are calculated in a manner consistent with the guidelines published by the World Gold Council (“WGC”).
Cash Costs per AgEq Ounce Sold
Cash costs per AgEq ounce sold are calculated by:
•Starting with cost of sales as reported in the consolidated statements of comprehensive income (IFRS measure):
•Excluding non-cash items of share-based compensation expense, depreciation and depletion included in cost of sales as these items do not reflect current period cash expenditures;
•Adding treatment, smelting and refining costs as management believes these costs provide a more comprehensive representation of total cash costs associated with production; and
•Dividing the resulting amount by the total AgEq ounces sold during the period.
Cash costs per AgEq ounce sold are intended to reflect the cash expenditures directly associated with production during the period and are used by management to evaluate the Corporation’s operating efficiency and cost performance.

AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-2026    25

	Three-month periods ended
	March 31,
Zgounder Silver Mine – Morocco	2026	2025
Cost of sales ("COS")[12]	32,917	23,584
Share-based compensation	(643)	(305)
Depreciation and depletion	(6,889)	(3,638)
Treatment, smelting and refining costs[13]	268	453
Operating cash costs (A)	25,653	20,094
Total silver sales (oz) (B)	1,375,930	1,061,565
Cash cost per silver ounce sold (A/B)	18.64	18.93

	Three-month periods ended
	March 31,
Boumadine Pyrite Stockpile Project – Morocco	2026	2025
Cost of sales[12]	598	-
Operating cash costs (D)	598	-
Total silver equivalent sales (oz of AgEq) (E)	50,431	-
Cash cost per AgEq ounce sold (D/E)[14]	11.86	-

	Twelve-month periods ended
	March 31,
Combined projects – Morocco	2026	2025
Cost of sales[12]	33,515	23,584
Share-based compensation	(643)	(305)
Depreciation and depletion	(6,889)	(3,638)
Treatment, smelting and refining costs[13]	268	453
Operating cash costs (F)	26,251	20,094
Total silver equivalent sales (oz of AgEq) (G)	1,426,361	1,061,565
Cash cost per AgEq ounce sold (F/G)	18.40	18.93
Production Cost per Tonne
Production cost per tonne is calculated by:
•Starting with cost of sales (IFRS measure), less cost of sales of Boumadine since no ore mined; and
•Dividing total production costs by the total tonnes mined during the period.
Production cost per tonne is used by management to assess processing efficiency, cost control relative to throughput levels, and overall operational performance.
12 As per note 12 of the FS for the total cost of sales.
13 As per note 11 of the FS for treatment, smelting and refining costs reported as net of sales.
14 Cash costs per AgEq ounce sold at Boumadine were negatively impacted by changes in the gold-to-silver ratio during the quarter. As commodity prices increased, the gold-to-silver ratio compressed, reducing reported AgEq ounces and increasing unit costs on an AgEq basis. The Corporation’s AgEq ounces for 2026 guidance at Boumadine are calculated using an 80:1 Au:Ag ratio and assumed commodity prices of $50.00/oz silver and $4,000/oz gold, compared to an average realized ratio of approximately 57:1 during Q1-2026. Had the 80:1 ratio been applied during Q1-2026, reported AgEq production would have been approximately 40,167 ounces higher. This had no impact on Zgounder cash costs per AgEq ounce sold, as Zgounder production is entirely comprised of silver.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-2026    26

	Three-month periods ended
	March 31,
	2026	2025
Cost of sales ("COS")[15]	33,515	23,584
Less: COS Boumadine	598	-
COS Zgounder	32,917	23,584
Ore mined (tonnes)	411,766	194,661
Production Cost per Tonne	80	121
Available Liquidity
Available liquidity is a non-IFRS measure used by Management to monitor its cash. Available liquidity is comprised of cash and undrawn amounts under available credit facilities. The Corporation uses available liquidity to measure the liquidity required to satisfy its lenders, fund capital expenditures and support operations. This measure does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies.

	As at March 31, 2026	As at December 31,2025
Cash	171,670	136,322
Undrawn amount under long-term debt	-	10,000
Available liquidity	171,670	146,322

Risks and Uncertainties

The Corporation is exposed to a range of risks and uncertainties inherent to its business that may significantly impact its financial and operational performance and the valuation of its common shares. These include, among others, risks related to mining operations, project development, commodity price volatility, and regulatory, geopolitical and economic conditions in the jurisdictions in which it operates.
In addition, the Corporation may be impacted by supply chain constraints and inflationary pressures affecting the cost and availability of key inputs, including fuel, energy, consumables and equipment. Such factors, which may be influenced by broader geopolitical and economic conditions, could impact the timing and cost of procurement and, in turn, the Corporation’s operations and development activities.
Management monitors these risks on an ongoing basis and implements mitigation strategies where possible; however, many of these factors are outside of the Corporation’s control.
For a comprehensive discussion of these risks and uncertainties, refer to the Corporation’s MD&A for the year ended December 31, 2025 and the Annual Information Form for the year ended December 31, 2025, available on SEDAR+, EDGAR and on the Corporation’s website at www.ayagoldsilver.com.

15 As per Note 12 of the FS for the total cost of sales.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-2026    27

Other Financial Information

Share Purchase Options
The following table reflects the share purchase options issued and outstanding as at the date of this MD&A:

Expiry date	Number of options	Exercise Price
	Number	C$
July 1, 2030	3,303,944	1.43
March 3, 2031	359,667	4.75
May 12, 2031	88,300	7.69
August 23, 2034	4,870,000	15.63
November 10, 2035	500,000	14.45
	9,121,911
Outstanding Share Data

Number of shares outstanding (diluted)
Outstanding as of May 13, 2026	143,349,749
Shares reserved for issuance pursuant to share purchase options	9,121,911
Shares reserved for issuance pursuant to deferred share units	434,389
Shares reserved for issuance pursuant to restricted share units	961,183
Shares reserved for issuance pursuant to performance share units	80,174
153,947,406
Off-Balance Sheet Arrangements
As at March 31, 2026, the Corporation had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Corporation, other than commitments, contingent liabilities and interest, as disclosed in this MD&A and the FS.
Related Party Disclosures
During the three-month periods ended March 31, 2026 and 2025, the following related party transaction occurred in the normal course of operations for management and consulting fees to Groupe Conseils Grou, La Salle Inc., a company owned by the President and Chief Executive Officer, in the amount of $259 for the three-month period ended March 31, 2026 ($216 for the three-month period ended March 31, 2025). As at March 31, 2026, $127 (December 31, 2025 - $391) was due to that company.
Remuneration of Key Management Personnel of the Corporation
Key management included members of the Board of Directors and executive officers of the Corporation. During the three-month periods ended March 31, 2026 and 2025 the remuneration awarded to key management personnel (including the amounts above) was as follows:

AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-2026    28

	Three-month periods ended
	March 31,
	2026	2025
	$	$
Salaries and benefits	389	350
Management consulting and professional fees	369	303
Share-based payments*	2,175	3,304
	2,933	3,957
* Share-based payments represent a non-cash expense related to the vesting of equity-based awards granted to directors and executive officers, including stock options, restricted share units, performance share units and deferred share units.

Accounting Policies, Judgements and Estimates

Critical Accounting Judgements and Estimates
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting year. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.
In preparing the Corporation’s FS for the three-month periods ended March 31, 2026 and 2025, the Corporation applied the same critical accounting judgments and estimates disclosed in note 4 of its audited consolidated financial statements for the year ended December 31, 2025, except for this accounting policy that was adopted during the three-month period ended March 31, 2026:
Performance Share Units
The Corporation grants performance share units (“PSUs”) to certain officers and employees. PSUs vest over a three-year performance period based solely on the Corporation’s relative performance ranking against a defined peer group, expressed in quartiles over the performance period, with the number of shares issued ranging from 0% to 200% of the PSUs granted
The fair value of PSUs is determined at the grant date using a Monte Carlo simulation model and is recognized as share-based compensation expense over the vesting period, with a corresponding increase to contributed surplus. The grant date fair value reflects the probability-weighted outcome of the market-based performance condition. The valuation also incorporates market-based modifiers, including the impact of the Corporation’s share price performance over the performance period, where applicable. Accordingly, compensation expense is not adjusted for actual performance outcomes. The expense is adjusted only for estimated forfeitures.
Upon vesting, the amount previously recognized in contributed surplus is reclassified to share capital.
Management’s Report on Internal Controls and Financial Reporting

Disclosure Controls and Procedures
The Corporation’s board, officers and management are responsible for establishing and maintaining disclosure controls and procedures (DC&P) for the Corporation. Disclosure controls and procedures are designed to provide reasonable assurance that material information regarding our reports filed or submitted under securities legislation fairly presents the financial information of the Corporation and to ensure that required information is gathered and communicated to the Corporation’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) as is appropriate to permit timely decisions regarding public disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-2026    29

and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Internal Controls over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) as defined in NI 52-109. A Corporation’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles.
A Corporation’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Corporation’s assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.
Changes in Internal Control over Financial Reporting
There were no changes to the Corporation’s ICFR for the quarter ended March 31, 2026, that have materially affected, or are reasonably likely to materially affect, the Corporation’s ICFR.

Additional Information and Continuous Disclosure

Additional information about the Corporation, including the FS and the AIF for the period ended March 31, 2026, is available on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov/edgar and on the Corporation’s website at www.ayagoldsilver.com.

Technical Information

David Lalonde, B. Sc, Vice-President Exploration, designated as a Qualified Person under NI 43-101 for Aya has reviewed and approved the technical content of this document.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from SEC requirements applicable to domestic United States issuers. Accordingly, the disclosure in this Management’s Discussion and Analysis regarding our mineral properties is not comparable to the disclosure of United States issuers subject to the SEC’s mining disclosure requirements.

AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q1-2026    30

Cautionary Note Regarding Forward-Looking Information

Certain statements in this MD&A referred herein as “forward-looking statements” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A, that address circumstances, events, activities or developments that could, or may occur, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. Forward-looking statements can generally be identified with words such as “plan”, “aim” “expect”, “budget”, “strategy”, “scheduled”, “estimate”, “forecast”, “target”, “future”, “guide”, “likely”, “anticipate”, “believe”, “intend”, “intention”, “assume”, “commitment”, “potential”, “project”, “schedule”, “track”, “pursuit”, “goal”, “continue”, “ongoing” and similar expressions or statements to the effect that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.
Forward-looking statements in this MD&A include, but are not limited to, statements with respect to Aya’s future growth and growth strategy; anticipated financial and operational performance and results; business prospects and opportunities (including the timing and development of new deposits and the success of exploration activities); Aya’s guidance and corporate outlook; results of operations; Zgounder operations targets, goals and timing thereof, including addition of an extra crushing unit, timing for building phase two tailings storage facility, increase of strip ratio, and underground development acceleration; Boumadine operations targets, goals and timing thereof, including acceleration of pyrite transport; capital projects, their timing and budget; expected production, cash cost and operating costs; exploration and development budgets; Aya’s ability to sustain capital; commodity prices; steady-state production at the Zgounder Silver Mine following the ramp-up and continued optimization of mining and processing activities; Boumadine’s expected silver-equivalent ounces yield; development of the Boumadine Project; the Boumadine preliminary economic assessment; Boumadine’s feasibility study and timing thereof; Aya's exploration and development programs; the Boumadine drilling plans; the Zgounder drilling plans; Life of mine of the Corporation's mining assets; Aya’s expansion plans; mineral resource and mineral reserve estimates; Aya’s expected silver production; Aya’s estimated silver recovery; Aya’s ability to cover short-term and long-term cash requirements; Aya's belief that its current capital resources are sufficient to meet its anticipated obligations over the next 12 months; Aya’s ability to raise further equity or debt financing in the capital markets, including to fund the development of the Boumadine Project; Aya's intended use of proceeds from financings; strategic plans; market price and demand for gold and silver; government relations; preliminary results from exploration programs; Aya’s ability and commitment to conduct business in a way that safeguards public health and the environment; Aya’s ability to receive, maintain and renew licenses and permits from appropriate governmental authorities; laws and regulations, including those pertaining to environment, health and safety; exchange rates; the estimated project cash flows and economic viability of exploration and expansion projects; the potential for future resource growth supported by the continuity of high-grade mineralization beyond the current resource boundary; expected increase in the inventory of stockpile; Aya's objectives with respect to capital management; and the outcome of any ongoing litigation.
Forward-looking statements contained in this MD&A are based upon a number of factors, assumptions and information currently available to management that Aya believes to be reasonable at the time of the statements. Key assumptions upon which Aya’s forward-looking information is based include Aya’s ability to raise additional financing when needed and on reasonable terms; Aya’s ability to achieve current exploration, development and other objectives concerning Aya’s properties; Aya’s expectation that the current price and demand for gold and silver and other commodities will be sustained or will improve; Aya’s ability to obtain, maintain and renew requisite licenses, permits, and necessary governmental approvals; Aya’s ability to attract and retain key personnel; general business and economic conditions, including competitive conditions in the market in which Aya operates; Aya's capacity to complete the post-closing conditions related to its financing facilities, Aya's assumption that applicable tax rates and taxation regimes will remain substantially unchanged from current levels; and Aya's assumption that weather and environmental conditions at its operating sites will remain within ranges consistent with historical norms.
Notwithstanding the foregoing, these forward-looking statements and underlying assumptions are inherently subject to significant business, economic and competitive uncertainties and contingencies which means that actual results performance, prospects and opportunities in future periods can differ materially from those expressed or implied with such forward-looking statements. A number of factors could cause actual results, performance or achievements to differ materially from the results expressed or implied in the forward-looking statements. These factors include, without limitation, Aya’s ability to execute plans relating to its Zgounder Project and Boumadine Project, including the timing thereof; risks and hazards associated with the business of mineral exploration, development, and mining, including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins, and flooding; risks related to Aya’s operations in Morocco; the speculative nature of mineral exploration and development; diminishing quantities or grades of mineral reserves as properties are mined; the inability to determine, with certainty, the production of metals and cost estimates, or the prices to be received before mineral reserves or mineral resources are actually
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mined; inadequate or unreliable infrastructure (such as roads, bridges, power sources and water supplies); fluctuations in forward markets for silver and other commodities (such as natural gas, fuel oil and electricity); restrictions on mining in the jurisdictions in which Aya operates; change of laws and regulations governing our operation, exploration, and development activities, including international laws and legal norms, such as those relating to Indigenous peoples and human rights; the Corporation’s ability to mitigate the risks pertaining to fund repatriation; expectations with respect to any future pandemics on our operations, and assumptions related thereto; Aya’s ability to attract and retain qualified employees and contractors; Aya’s ability to obtain, maintain and renew necessary permits and licenses; inherent risks associated with tailings facilities and heap leach operations, including failure or leakages; Aya’s growth strategy; Aya’s ability to obtain insurance; occupational health and safety risks; adverse publicity risks; third party risks; disruptions to Aya’s business operations; Aya’s reliance on technology and information systems; litigation risks; interest and exchange rates risks; tax risks; unforeseen expenses; public health crises; climate change; general economic conditions; commodity prices and exchange rate risks; gold and silver demand; volatility of share price; public company obligations; competition risk; policies and legislation; force majeure; climate risks; the effectiveness of our internal control over financial reporting; risks related to competition in the mining industry; changes in technology; and other risks described in the Corporation’s documents filed with securities regulatory authorities. Further information with respect to these and other risks can be found in the “Risks and Uncertainties” section of this MD&A, and in other filings with the securities regulatory authorities, including the “Risk Factors” set forth in the Corporation's most recent Annual Information Form, available on SEDAR+ and on EDGAR.
These factors are not intended to represent a complete list of the factors that could affect Aya. These factors should be considered carefully and prospective or existing investors should not place undue reliance on any forward-looking statements contained in them.
Forward-looking statements and other information contained herein concerning, among other things, mineral exploration and management’s general expectations concerning the mineral exploration industry, are based on estimates prepared by management using data from publicly available industry sources as well as from market research and industry analysis as well as assumptions based on data and knowledge of the industry which management believes to be reasonable, including, among other things, the ability to obtain any requisite Moroccan governmental approvals, the accuracy of mineral reserve and mineral resource estimates, silver price, exchange rates, fuel and energy costs, future economic conditions and courses of action. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While management is not aware of any misstatements regarding any industry data presented herein, mineral exploration involves risks and uncertainties, and industry data is subject to change based on various factors. Readers are cautioned that the foregoing risk factors and assumptions are not exhaustive of all risk factors and assumptions which may have been used. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably mined in the future.
All of the forward-looking statements made in this MD&A and the documents incorporated by reference herein are qualified by these cautionary statements, and other cautionary statements or factors contained herein. Although Aya believes its expectations are based upon reasonable assumptions and has attempted to identify important risk factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, these risks are not exhaustive; however, they should be considered carefully. If any of these risks or uncertainties materialize, actual results may vary materially from those anticipated in the forward-looking statements found herein. Due to the risks, uncertainties, and assumptions inherent in forward-looking statements, readers should not place undue reliance on forward-looking statements. Forward-looking statements contained herein are presented for the purpose of assisting investors in understanding Aya’s business plans, financial performance and condition, and may not be appropriate for other purposes.
The forward-looking statements and other information contained herein are made only as of the date hereof. Aya disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

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